UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 16)

China Cord Blood Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G21107100

(CUSIP Number)

Yuen Kam

48th Floor, Bank of China Tower

1 Garden Road, Central

Hong Kong S.A.R.

(852) 3605-8180

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Paul Strecker, Esq.

Shearman & Sterling

12th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

(852) 2978 8000

November 5, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21107100	13D/A

1		Name of Reporting Persons Golden Meditech Stem Cells (BVI) Company Limited
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 30,681,266
	8	Shared Voting Power 0
	9	Sole Dispositive Power 30,681,266
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 30,681,266
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 38.3%
14		Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100	13D/A

1		Name of Reporting Persons Golden Meditech Holdings Limited
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 30,681,266
	8	Shared Voting Power 0
	9	Sole Dispositive Power 30,681,266
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 30,681,266
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 38.3%
14		Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100	13D/A

1		Name of Reporting Persons Bio Garden Inc.
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 11,561,985
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,561,985
11		Aggregate Amount Beneficially Owned by Each Reporting Person 11,561,985
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 14.4%
14		Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100	13D/A

1		Name of Reporting Persons Excellent China Healthcare Investment Limited
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,903,454
	8	Shared Voting Power 0
	9	Sole Dispositive Power 22,903,454
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 22,903,454
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 22.2%
14		Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100	13D/A

1		Name of Reporting Persons Magnum Opus 2 International Holdings Limited
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,903,454
	8	Shared Voting Power 0
	9	Sole Dispositive Power 22,903,454
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 22,903,454
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 22.2%
14		Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100	13D/A

1		Name of Reporting Persons Yuen Kam
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Hong Kong S.A.R.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 32,069,805
	8	Shared Voting Power 11,576,182
	9	Sole Dispositive Power 32,069,805
	10	Shared Dispositive Power 11,576,182
11		Aggregate Amount Beneficially Owned by Each Reporting Person 43,645,987
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 39.0%
14		Type of Reporting Person (See Instructions) IN

This Amendment No. 16 is being filed jointly by Golden Meditech Stem Cells (BVI) Company Limited (“GM Stem Cells”), Golden Meditech Holdings Limited (“Golden Meditech”), Bio Garden Inc. (“Bio Garden”), Excellent China Healthcare Investment Limited (“ECHIL”), Magnum Opus 2 International Holdings Limited (“MO2”) and Yuen Kam (“Mr. Kam”).

This Amendment No. 16 amends and supplements the statement on Schedule 13D jointly filed with the Securities and Exchange Commission on July 9, 2009 by GM Stem Cells and Golden Meditech, as previously amended and supplemented by amendments to Schedule 13D filed on June 23, 2011, September 30, 2011, April 12, 2012, May 2, 2012, October 4, 2012, July 11, 2013, August 25, 2014, April 27, 2015, May 4, 2015, May 8, 2015, July 27, 2015, August 6, 2015, August 26, 2015, October 26, 2015 and November 3, 2015 (as so amended, the “Original Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 4.                   Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On November 5, 2015, Golden Meditech entered into a non-binding framework purchase agreement (the “Framework Agreement”) with Nanjing Xinjiekou. Pursuant to the Framework Agreement, Nanjing Xinjiekou intends to acquire from Golden Meditech certain Ordinary Shares of the Company (the “Proposed Sale”), including (i) 8,809,020 Ordinary Shares upon conversion in full of the CGL-GM Note, (ii) 22,903,454 Ordinary Shares upon conversion in full of the ECHIL Notes, (iii) 8,809,020 Ordinary Shares upon conversion in full of the Magnum-GM Note, (iv) 7,314,015 Ordinary Shares to be beneficially owned, directly or indirectly, by Golden Meditech upon the completion of the sale of CGL Sale Shares, and (v) 30,681,266 Ordinary Shares beneficially owned, directly or indirectly, by Golden Meditech as of the date of the Framework Agreement (items (i) to (v) above are collectively referred as the “Minimum Sale Shares”), which represent in the aggregate approximately 65.1% of the outstanding Ordinary Shares of the Company on a fully diluted basis. Pursuant to the Framework Agreement, Nanjing Xinjiekou also intends to provide assistance to Golden Meditech in its proposed “going private” transaction involving the Company (as described in Golden Meditech’s preliminary non-binding proposal letter, dated April 27, 2015, to the board of directors of the Company), including potentially providing financing for such transaction.

The total purchase price for the Proposed Sale (the “Total Purchase Price”) is subject to Golden Meditech and Nanjing Xinjiekou reaching agreement on the valuation of the Minimum Sale Shares (the “Expected Valuation”), which the parties intend will not be less than RMB7.255 billion. Nanjing Xinjiekou intends to settle (i) RMB4.0 billion of the Total Purchase Price through the issuance of new shares of Nanjing Xinjiekou (the “Settlement Shares”) to Golden Meditech and (ii) the remaining RMB3.255 billion of the Total Purchase Price in cash (equivalent to approximately RMB41.4 per Minimum Sale Share in cash).

The Proposed Sale and agreement on the Expected Valuation by Nanjing Xinjiekou are conditional upon (i) Nanjing Xinjiekou acquiring the Minimum Sale Shares upon completion of the proposed “going private” transaction of the Company; (ii) Golden Meditech undertaking not to transfer the Settlement Shares for a period of 36 months; (iii) Golden Meditech taking effective measures to ensure that the Company’s management do not resign in a 36 months’ period; and (iv) Golden Meditech providing a conditional undertaking to Nanjing Xinjiekou with respect to the Company achieving certain profit targets in fiscal years 2015, 2016 and 2017, respectively, including providing compensation to Nanjing Xinjiekou with respect to any profit shortfall.

The Proposed Sale and agreement on the Expected Valuation by Golden Meditech are conditional upon (i) Nanjing Xinjiekou provided financing to Golden Meditech in respect of Golden Meditech’s proposed “going private” transaction of the Company if requested by Golden Meditech and as agreed by the parties; (ii) neither the appraised value of the Minimum Sale Shares nor the Total Purchase Price will be less than RMB7.255 billion; (iii) the market value of the Settlement Shares at the relevant price determination date will not be less than RMB4.0 billion and RMB3.255 billion of the Total Purchase Price will be settled in cash; (iv) Nanjing Xinjiekou maintains its listing status on the Shanghai Stock Exchange; and (v) Nanjing Xinjiekou will not change the existing business strategy or business model of the Company for a period of 36 months from the date of completion of the Proposed Sale.

In addition to the Minimum Sale Shares, Nanjing Xinjiekou also intends to acquire the remaining 34.9% of the Ordinary Shares owned by other shareholders of the Company. Nanjing Xinjiekou proposes a preliminary valuation of RMB1.745 billion for such shares, representing a valuation of approximately RMB41.4 per Ordinary Share.

Golden Meditech agrees not to enter into any discussions or negotiations or any transaction with any other party other than Nanjing Xinjiekou in respect of the sale of the Minimum Sale Shares during the term of the Framework Agreement, which is initially six months, but may be extended by mutual agreement between the parties.

The description of the Framework Agreement in this Item 4 is qualified in its entirety by reference to the complete text of the Framework Agreement, an English translation of which is attached hereto as Exhibit 27 and is incorporated by reference in its entirety into this Item 4.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The description of the Framework Agreement in Item 4 is incorporated herein by reference in its entirety.

Item 7.                   Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The following documents are filed as exhibits:

Exhibit No.	Description
Exhibit 27	Framework Agreement, dated as of November 5, 2015, between Nanjing Xinjiekou and Golden Meditech.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2015

GOLDEN MEDITECH STEM CELLS (BVI) COMPANY LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

GOLDEN MEDITECH HOLDINGS LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Chairman and Chief Executive Officer

BIO GARDEN INC.

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

EXCELLENT CHINA HEALTHCARE INVESTMENT LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

MAGNUM OPUS 2 INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

YUEN KAM

/s/ Yuen Kam